UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12619

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments	$322,203,014	$262,433,656
Employer contributions receivable	2,355,343	2,607,575
Participant contributions receivable	23,171	130,517
Total assets	324,581,528	265,171,748

Liabilities
Fees payable	19,438	19,157
Corrective distributions payable	648,904	343,055
Total liabilities	668,342	362,212

Net Assets Available for Benefits	$323,913,186	$264,809,536

See accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2009

Investment income
Net appreciation in fair value of investments	$33,670,463
Interest and dividend income	6,189,456
Total investment income	39,859,919

Contribution additions
Employer	11,171,757
Participants	19,363,679
Rollovers	3,700,423
Total contribution additions	34,235,859

Deductions
Benefits paid to participants	(15,811,313)
Corrective distributions	(653,504)
Other deductions	(190,147)
Total deductions	(16,654,964)

Net Increase in Net Assets before Transfers	57,440,814

Transfers
Asset transfers in	1,662,836

Net Increase in Net Assets Available for Benefits	59,103,650

Net Assets Available for Benefits:
Beginning of year	264,809,536
End of year	$323,913,186

See accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Notes to Financial Statements

Note 1 – Description of Plan

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Purpose.  The Plan is a defined contribution Plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting.

Eligibility.  All regular sales, administrative and clerical employees, and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States, and certain expatriate employees are eligible to participate to the extent permitted by the Plan or applicable law.  Employees are generally eligible at date of hire.

Administration.  The Plan is administered by the Company.  Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the Board), the Company’s Benefits Administration Committee has the right to interpret the Plan and to decide certain matters arising under the Plan.  The Board has designated the Company’s Employee Benefits Trustees Committee (the EBTC) as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets.  Certain Plan expenses are paid by the Company.

Contributions.  The pre-tax contribution amount, Roth contribution (after tax), or combination of pre-tax contribution and Roth contribution, was limited to $16,500 for 2009, and a catch-up contribution for individuals aged 50 or over was limited to $5,500 per calendar year.  Subject to such limitations, participants may generally make basic Roth or pre-tax contributions of 2% to 50% of their compensation, in 1% increments.

Participant contributions may be invested in any of the available investment funds.  Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

The Company generally contributes 100% of the first 6% of pay contributed for certain administrative employees.  Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels.  In addition, certain production employees receive non-matching Company contributions.

Investment of Funds.  All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company or any successor trustee selected by the EBTC.  The value of the trust funds change according to increases or decreases in the value of the assets, gain or loss on sale of assets, and income from dividends and interest held therein.  In addition, Vanguard performs all record keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable.  During the Plan years ended December 31, 2009 and 2008, participants were able to allocate their contributions among the following investment options: Royce Total Return Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Extended Market Index Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard Prime Money Market Fund, Vanguard PRIMECAP Fund, Vanguard REIT Index Fund, Vanguard Small-Cap Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund.

Withdrawals, Loans and Forfeitures.  Upon participant termination, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative.  Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions.  Plan withdrawals may be made prior to termination or retirement for cases of hardship.  Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit participants to borrow from their credited account balances.  Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination.  Amounts forfeited are used to reduce Company matching contributions required under the Plan.  Forfeitures, net of amounts restored, during the year ended December 31, 2009 were $243,679.

Amendments and Termination.  The Board, and in certain limited circumstances the EBTC and the Co-Chief Executive Officers of the Company, may amend the Plan.  The Board may also terminate the Plan or direct that Company matching contributions cease.  In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.

Note 2 – Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting.  The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Investments.  Plan investments in common stock and shares of registered investment companies (mutual funds) are carried at fair market value based on closing prices on the last business day of the plan year.  Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date.  Participant loans are valued at cost, which approximates fair value.  Units of the Retirement Savings Trust are valued at net asset value at year-end.  The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position).  Purchases and sales of investments are recorded on a trade-date basis.  Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses.  Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method.  Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year.  Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 – Investments

The following table presents the carrying value of all of the Plan’s investments.

	December 31,
	2009	2008
Mutual funds:
Royce Total Return Fund	$1,858,435	$1,308,911
Vanguard 500 Index Fund	38,731,725	28,667,248
Vanguard Explorer Fund	11,676,359	7,987,149
Vanguard Extended Market Index Fund	5,515,204	2,966,324
Vanguard Federal Money Market Fund	24,815,454	30,155,688
Vanguard International Growth Fund	14,587,332	9,177,113
Vanguard Prime Money Market Fund	3,162,408	-
Vanguard PRIMECAP Fund	12,044,573	7,649,270
Vanguard REIT Index Fund	4,855,522	2,543,207
Vanguard Small-Cap Index Fund	3,718,013	2,047,240
Vanguard Total Bond Market Index Fund	23,034,451	20,229,206
Vanguard Total International Stock Index Fund	7,943,273	4,430,937
Vanguard Wellington Fund	40,149,778	29,500,637
Vanguard Windsor II Fund	24,220,212	20,056,311
Common stock:
Ralcorp Holdings, Inc.	53,839,317	49,089,562
Common/collective trusts:
Vanguard Retirement Savings Trust	36,997,223	33,605,475
Participant loans	15,053,735	13,019,378
	$322,203,014	$262,433,656

During 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Mutual funds	$32,385,211
Common stock	1,285,252
$33,670,463

Note 4 – Fair Value Measurements

The following table presents the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 and 2008 and the corresponding levels in the fair value hierarchy.

	December 31, 2009
	Total	Level 1	Level 2	Level 3
Mutual funds:
Index	$83,798,188	$83,798,188	$-	$-
Growth	38,308,264	38,308,264	-	-
Money market	27,977,862	27,977,862	-	-
Balanced	40,149,778	40,149,778	-	-
Value	26,078,647	26,078,647	-	-
	216,312,739	216,312,739	-	-
Common stock	53,839,317	53,839,317	-	-
Common/collective trusts	36,997,223	-	36,997,223	-
Participant loans	15,053,735	-	-	15,053,735
	$322,203,014	$270,152,056	$36,997,223	$15,053,735

	December 31, 2008
	Total	Level 1	Level 2	Level 3
Mutual funds:
Index	$60,884,162	$60,884,162	$-	$-
Growth	24,813,532	24,813,532	-	-
Money market	30,155,688	30,155,688	-	-
Balanced	29,500,637	29,500,637	-	-
Value	21,365,222	21,365,222	-	-
	166,719,241	166,719,241	-	-
Common stock	49,089,562	49,089,562	-	-
Common/collective trusts	33,605,475	-	33,605,475	-
Participant loans	13,019,378	-	-	13,019,378
	$262,433,656	$215,808,803	$33,605,475	$13,019,378

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable.  Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.  The fair value hierarchy consists of the following three levels:

Level 1 – Level 2 –
Inputs are quoted prices in active markets for identical assets or liabilities.
Inputs are quoted prices of similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted

Level 3 –
prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  The fair value of common stock is based on quoted market prices.  Common/collective trusts are maintained by investment companies and hold certain investments in accordance with a stated set of fund objectives. The fund administrator fair values the fund on a daily basis using the net asset value per fund share (the unit of account), derived from the quoted prices in active markets of the underlying securities. However, because the values of these commingled funds are not publicly quoted and not traded in an active market, they have been categorized in Level 2.   The fair value of participant loans is equal to the amortized cost of the loans.  The following table provides further detail of the changes in fair value of participant loans during the year ended December 31, 2009.

Balance, beginning of year	$13,019,378
Interest income	856,984
Purchases, sales, issuances, and settlements, net	1,177,373
Balance, end of year	$15,053,735

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5 – Related Party Transactions

Certain Plan investments are shares of Ralcorp common stock.  Ralcorp is the Plan sponsor and, therefore, these transactions qualify as party-in-interest.  At December 31, 2009, these shares had a total cost of $33,381,199 and market value of $53,839,317.  At December 31, 2008, these shares had a total cost of $28,024,160 and market value of $49,089,562.  During 2009, the Plan purchased $25,119,217 and sold $21,654,672 of such assets.

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Vanguard.  Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  At December 31, 2009, these shares had a total cost of $255,294,476 and market value of $251,451,524.  At December 31, 2008, these shares had a total cost of $240,172,958 and market value of $199,015,805.  During 2009, the Plan purchased $81,026,753 and sold $60,695,105 of such assets.  Administrative fees paid to Vanguard by the Plan amounted to $186,271 for the year ended December 31, 2009.

Note 6 – Income Tax Status

The Plan obtained its latest determination letter on July 6, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code as a qualified plan exempt from income tax.  The Plan has been amended since that date and the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  The Plan complied with the IRS requirement to file an application for an updated determination letter on April 26, 2010.

Participants’ basic contributions, Company matching contributions, and earnings of Plan investments are not subject to federal income tax until distributed from the Plan.  Supplemental contributions were allowed to be made from a participant’s after-tax compensation prior to April 1, 2001.  Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

Note 7 – Asset Transfers In

Assets totaling $1,662,836 related to participants’ balances in the Bloomfield Bakers 401(k) Plan were merged into the Ralcorp Holdings, Inc. Savings Investment Plan on April 1, 2009.

SUPPLEMENTAL SCHEDULE

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
EIN 43-1766315, Plan 002
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

The Royce Funds	Royce Total Return Fund	$1,858,435
* The Vanguard Group	Vanguard 500 Index Fund	38,731,725
* The Vanguard Group	Vanguard Explorer Fund	11,676,359
* The Vanguard Group	Vanguard Extended Market Index Fund	5,515,204
* The Vanguard Group	Vanguard Federal Money Market Fund	24,815,454
* The Vanguard Group	Vanguard International Growth Fund	14,587,332
* The Vanguard Group	Vanguard Prime Money Market Fund	3,162,408
* The Vanguard Group	Vanguard PRIMECAP Fund	12,044,573
* The Vanguard Group	Vanguard REIT Index Fund	4,855,522
* The Vanguard Group	Vanguard Small-Cap Index Fund	3,718,013
* The Vanguard Group	Vanguard Total Bond Market Index Fund	23,034,451
* The Vanguard Group	Vanguard Total International Stock Index Fund	7,943,273
* The Vanguard Group	Vanguard Wellington Fund	40,149,778
* The Vanguard Group	Vanguard Windsor II Fund	24,220,212
	Total Investment in Shares in
	Registered Investment Companies	216,312,739

* The Vanguard Group	Vanguard Retirement Savings Trust	36,997,223

* Participants	Loans at 4.00% - 10.50% maturing
	January 2010 through December 2019	15,053,735

* Ralcorp Holdings, Inc.	Common Stock	53,839,317

	Total Investments	$322,203,014

* Party-in-interest

Report of Independent Registered Public Accounting Firm

Participants of the Ralcorp Holdings, Inc. Savings Investment Plan and
The Employee Benefits Trustees Committee of Ralcorp Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, L.L.C.

St. Louis, Missouri
June 24, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

Date: June 24, 2010	By: /s/ T. G. Granneman
T. G. Granneman, Chairman
Ralcorp Holdings, Inc.
Employee Benefit Trustees Committee

EXHIBIT INDEX

Exhibits

23	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace, L.L.C.